INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(unaudited)
for the three and six month periods ended June 30, 2022

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	June 30, 2022	December 31, 2021
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	154,844	230,779
Client and trust funds on deposit	1,462,148	1,199,904
Investments [note 8]	37,981	131,772
Accounts receivable and prepaid expenses	247,057	272,962
Income taxes receivable	12,556	3,607
Total current assets	1,914,586	1,839,024
Capital assets, net	54,687	52,596
Right-of-use assets	140,266	142,606
Intangibles [note 2]	6,471,980	6,185,237
Deferred income taxes	45,887	56,901
Other assets [note 5]	439,440	383,187
Total assets	9,066,846	8,659,551
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	283,796	369,081
Current portion of provisions and other financial liabilities [note 4]	321,062	572,432
Redeemable non-controlling interests [note 5]	598,130	—
Dividends payable [note 7]	68,054	71,072
Client and trust funds payable	1,467,614	1,202,079
Income taxes payable	12,841	19,035
Current portion of long-term debt [note 3]	314,573	444,486
Current portion of lease liabilities	20,390	20,216
Total current liabilities	3,086,460	2,698,401
Long-term debt [note 3]	3,373,540	3,331,552
Provisions and other financial liabilities [note 4]	248,414	379,641
Deferred income taxes	484,511	480,777
Lease liabilities	150,921	153,540
Total liabilities	7,343,846	7,043,911
Equity
Share capital [note 6(a)]	1,742,376	1,810,153
Contributed surplus	35,374	28,368
Deficit	(72,182)	(226,715)
Accumulated other comprehensive loss	(12,629)	(23,289)
Total equity attributable to the shareholders of the Company	1,692,939	1,588,517
Non-controlling interests	30,061	27,123
Total equity	1,723,000	1,615,640
Total liabilities and equity	9,066,846	8,659,551
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	William Butt Director

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended June 30

	2022	2021
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Canada asset management fees	404,279	441,139
Trailer fees and deferred sales commissions	(123,952)	(137,685)
Net asset management fees	280,327	303,454
Canada wealth management fees	130,103	119,901
U.S. wealth management fees	168,949	71,400
Other revenues	21,210	17,982
Foreign exchange gains (losses)	(32,864)	8,174
Other gains (losses)	(1,069)	3,830
Total net revenues	566,656	524,741

EXPENSES
Selling, general and administrative [notes 4 and 5]	239,521	173,936
Advisor and dealer fees	99,711	93,412
Interest and lease finance [note 3]	36,235	24,249
Amortization and depreciation [note 11]	11,909	9,702
Amortization of intangible assets from acquisitions	27,436	11,669
Transaction, integration, restructuring and legal settlements	4,587	17,543
Change in fair value of contingent consideration [note 4]	(74,977)	22,410
Other [note 3]	3,230	5,258
Total expenses	347,652	358,179
Income before income taxes	219,004	166,562

Provision for (recovery of) income taxes
Current	46,835	54,764
Deferred	13,901	(6,614)
	60,736	48,150
Net income for the period	158,268	118,412
Net income attributable to non-controlling interests	2,057	792
Net income attributable to shareholders	156,211	117,620
Basic earnings per share attributable to shareholders [note 6(e)]	$0.82	$0.58
Diluted earnings per share attributable to shareholders [note 6(e)]	$0.81	$0.57

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	17,662	(10,475)
Total other comprehensive income (loss), net of tax	17,662	(10,475)
Comprehensive income for the period	175,930	107,937
Comprehensive income attributable to non-controlling interests	2,996	792
Comprehensive income attributable to shareholders	172,934	107,145
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the six-month period ended June 30

	2022	2021
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Canada asset management fees	841,902	866,261
Trailer fees and deferred sales commissions	(259,241)	(270,385)
Net asset management fees	582,661	595,876
Canada wealth management fees	268,349	239,471
U.S. wealth management fees	333,427	116,088
Other revenues	42,856	44,666
Foreign exchange gains (losses)	(21,395)	28,375
Other gains (losses)	(5,493)	7,966
Total net revenues	1,200,405	1,032,442

EXPENSES
Selling, general and administrative [notes 4 and 5]	499,154	325,824
Advisor and dealer fees	206,619	188,503
Interest and lease finance [note 3]	72,111	45,571
Amortization and depreciation [note 11]	23,285	19,731
Amortization of intangible assets from acquisitions	51,519	21,223
Transaction, integration, restructuring and legal settlements	8,387	18,397
Change in fair value of contingent consideration [note 4]	(71,889)	44,619
Other [note 3]	6,456	39,863
Total expenses	795,642	703,731
Income before income taxes	404,763	328,711

Provision for (recovery of) income taxes
Current	94,576	104,400
Deferred	14,412	(18,889)
	108,988	85,511
Net income for the period	295,775	243,200
Net income attributable to non-controlling interests	1,418	1,405
Net income attributable to shareholders	294,357	241,795
Basic earnings per share attributable to shareholders [note 6(e)]	$1.52	$1.18
Diluted earnings per share attributable to shareholders [note 6(e)]	$1.51	$1.17

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	10,941	(26,428)
Total other comprehensive income (loss), net of tax	10,941	(26,428)
Comprehensive income for the period	306,716	216,772
Comprehensive income attributable to non-controlling interests	1,944	632
Comprehensive income attributable to shareholders	304,772	216,140
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the six-month period ended June 30

	Share capital [note 6(a)]	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2022	1,810,153	28,368	(226,715)	(23,289)	1,588,517	27,123	1,615,640
Comprehensive income	—	—	294,357	10,415	304,772	1,944	306,716
Dividends declared [note 7]	—	—	(67,241)	—	(67,241)	—	(67,241)
Shares repurchased, net of tax	(70,260)	—	(72,412)	—	(142,672)	—	(142,672)
Business combination and acquisition of minority interests [note 2]	—	—	(171)	245	74	3,831	3,905
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 6]	1,500	—	—	—	1,500	—	1,500
Issuance of share capital for equity-based plans, net of tax	983	(983)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	7,989	—	—	7,989	—	7,989
Net distributions to non-controlling interests	—	—	—	—	—	(2,837)	(2,837)
Change during the period	(67,777)	7,006	154,533	10,660	104,422	2,938	107,360
Balance, June 30, 2022	1,742,376	35,374	(72,182)	(12,629)	1,692,939	30,061	1,723,000

Balance, January 1, 2021	1,867,997	22,817	(287,621)	(20,746)	1,582,447	35,283	1,617,730
Comprehensive income	—	—	241,795	(25,655)	216,140	632	216,772
Dividends declared [note 7]	—	—	(71,824)	—	(71,824)	—	(71,824)
Shares repurchased, net of tax	(104,515)	—	(132,837)	—	(237,352)	—	(237,352)
Business combination and acquisition of minority interests [note 2]	—	—	—	—	—	7,753	7,753
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 6]	74,469	—	—	—	74,469	—	74,469
Issuance of share capital for equity-based plans, net of tax	119	(119)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	7,293	—	—	7,293	—	7,293
Net distributions to non-controlling interests	—	—	—	—	—	(771)	(771)
Change during the period	(29,927)	7,174	37,134	(25,655)	(11,274)	7,614	(3,660)
Balance, June 30, 2021	1,838,070	29,991	(250,487)	(46,401)	1,571,173	42,897	1,614,070
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended June 30

	2022	2021
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	158,268	118,412
Add (deduct) items not involving cash
Other (gains) losses	1,069	(5,307)
Change in fair value of contingent consideration [note 4]	(74,977)	22,410
Contingent consideration recorded as compensation [notes 4 and 5]	670	939
Recognition of vesting of redeemable non-controlling interests [note 5]	(3,420)	—
Equity-based compensation	6,325	6,660
Amortization and depreciation	39,345	21,371
Deferred income taxes	13,901	(6,614)
Loss on repurchases of long-term debt [note 3]	—	212
Cash provided by operating activities before net change in operating assets and liabilities	141,181	158,083
Net change in operating assets and liabilities	22,929	(27,989)
Cash provided by operating activities	164,110	130,094

INVESTING ACTIVITIES
Purchase of investments	(78)	(1,384)
Proceeds on sale of investments	71	6,194
Additions to capital assets	(5,553)	(1,255)
Decrease (increase) in other assets	13,287	(41,780)
Additions to intangibles	(2,713)	(2,113)
Cash paid to settle acquisition liabilities [note 4]	(38,626)	(45,468)
Acquisitions, net of cash acquired [note 2]	(155,828)	(371,958)
Cash used in investing activities	(189,440)	(457,764)

FINANCING ACTIVITIES
Repayment of long-term debt	—	(16,514)
Issuance of long-term debt	85,000	1,075,460
Repurchase of long-term debt	—	(4,779)
Repurchase of share capital	(59,248)	(132,043)
Payment of lease liabilities	(5,110)	(4,203)
Issuance of redeemable non-controlling interest [note 5]	9,577	—
Net distributions to non-controlling interest	(1,348)	(580)
Dividends paid to shareholders [note 7]	(34,748)	(36,728)
Cash provided by (used in) financing activities	(5,877)	880,613
Net increase (decrease) in cash and cash equivalents during the period	(31,207)	552,943
Cash and cash equivalents, beginning of period	186,051	248,394
Cash and cash equivalents, end of period	154,844	801,337
(*) Included in operating activities are the following:
Interest paid	55,574	30,281
Income taxes paid	54,951	46,401
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the six-month period ended June 30

	2022	2021
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	295,775	243,200
Add (deduct) items not involving cash
Other (gains) losses	5,493	(9,521)
Change in fair value of contingent consideration [note 4]	(71,889)	44,619
Contingent consideration recorded as compensation [notes 4 and 5]	18,880	939
Recognition of vesting of redeemable non-controlling interests [note 5]	506	—
Equity-based compensation	10,861	9,668
Amortization and depreciation	74,804	40,954
Deferred income taxes	14,412	(18,889)
Loss on repurchases of long-term debt [note 3]	—	24,920
Cash provided by operating activities before net change in operating assets and liabilities	348,842	335,890
Net change in operating assets and liabilities	(29,926)	(16,120)
Cash provided by operating activities	318,916	319,770

INVESTING ACTIVITIES
Purchase of investments	(108)	(1,488)
Proceeds on sale of investments	94,730	6,194
Additions to capital assets	(8,864)	(3,136)
Decrease (increase) in other assets	15,435	(39,875)
Additions to intangibles	(4,277)	(5,728)
Cash paid to settle acquisition liabilities [note 4]	(56,914)	(45,468)
Acquisitions, net of cash acquired [note 2]	(161,557)	(374,272)
Cash used in investing activities	(121,555)	(463,773)

FINANCING ACTIVITIES
Repayment of long-term debt	(297,500)	(566,209)
Issuance of long-term debt	165,000	1,407,296
Repurchase of long-term debt	—	(50,732)
Repurchase of share capital	(150,286)	(244,787)
Payment of lease liabilities	(10,320)	(8,137)
Issuance of redeemable non-controlling interest [note 5]	92,906	—
Net distributions to non-controlling interest	(2,837)	(1,092)
Dividends paid to shareholders [note 7]	(70,259)	(74,597)
Cash provided by (used in) financing activities	(273,296)	461,742
Net increase (decrease) in cash and cash equivalents during the period	(75,935)	317,739
Cash and cash equivalents, beginning of period	230,779	483,598
Cash and cash equivalents, end of period	154,844	801,337
(*) Included in operating activities are the following:
Interest paid	65,239	49,264
Income taxes paid	107,228	91,256
(see accompanying notes)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX; NYSE: CIXX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 15 York Street, Toronto, Ontario.
CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.
1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021.
These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on August 10, 2022.
BASIS OF PRESENTATION
The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2021.
BASIS OF CONSOLIDATION
The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.
CI’s principal subsidiaries are as follows:
•CI’s wholly owned Canadian subsidiaries include CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”], Wealthbar Financial Services Inc. [“Wealthbar”], CI Private Counsel LP, Northwood Family Office Ltd. [“Northwood”], and their respective subsidiaries. CI has a controlling interest in Marret Asset Management Inc. [“Marret”] and Aligned Capital Distributions Inc. [“Aligned”],

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

and their respective subsidiaries.
•CI’s U.S. subsidiaries include Balasa Dinverno Foltz LLC, Barrett Asset Management, LLC, Bowling Portfolio Management LLC, Brightworth, LLC [“Brightworth”], Budros, Ruhlin & Roe, Inc., Columbia Pacific Wealth Management, Corient Capital Partners, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, Galapagos Wealth Management, LLC, Gofen and Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners LLC [“OCM”], Portola Partners Group, Radnor Financial Advisors [“Radnor”], Regent Atlantic Capital, LLC [“Regent”], RGT Wealth Advisors, LLC, Segall Bryant and Hamil, LLC [“SBH”], Stavis & Cohen Financial, LLC, Surevest LLC, R.H. Bluestein & Co, The Cabana Group, LLC [“Cabana”], The Roosevelt Investment Group, Inc. and their respective subsidiaries [together, the “U.S. RIAs”]. With the exception of SBH, these U.S. RIAs are subsidiaries of CI Private Wealth U.S., LLC [“CIPW”] where CI has a controlling interest as described in Note 5.
•CI has a controlling interest in its Australian subsidiary, GSFM Pty Limited [“GSFM”] and its subsidiaries.
•For subsidiaries Marret, OCM and Cabana, where CI holds a controlling interest, a non-controlling interest is recorded in the unaudited interim condensed consolidated financial statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the unaudited interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets. For subsidiaries where CI holds a controlling interest, put and call options, or other exchange agreements, with respect to the remaining minority interests in the acquired businesses may exist. CI considers the non-controlling interest to have been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income, and records a corresponding liability with respect to the present value of the amount that could be required to be paid to the minority interest holders under the agreements.
Hereinafter, CI and its subsidiaries are referred to as CI.
2.    BUSINESS ACQUISITIONS
[A] Acquisitions - six-month period ended June 30, 2022
Canada Wealth Management:
On April 1, 2022, CI completed the 100% acquisition of Northwood Family Office Ltd., a Canadian multi-family office. The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the Canada wealth management segment.
U.S. Wealth Management:
On March 31, 2022, CI reached an agreement to acquire certain assets of Eaton Vance WaterOak Advisors, an investment advisory firm. The details of the acquisition are being finalized and it is expected to close by December 31, 2022.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

During the three and six-month period ended June 30, 2022, CI completed the following acquisitions.
•Corient Capital Partners, LLC
•Galapagos Partners L.P.
•OCM asset acquisition of FundX Investments Group LLC
The acquisitions are accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction, and are included in the U.S. wealth management segment.
Details of the net assets acquired during the six-month period ended June 30, 2022, at fair value, are as follows:

	U.S. Wealth Management	Canada Wealth Management	Total
	$	$	$
Cash and cash equivalents	2,326	248	2,574
Accounts receivable and prepaid expenses	7,828	5,238	13,066
Capital assets	303	226	529
Right-of-use assets	4,328	393	4,721
Deferred tax	—	(6,512)	(6,512)
Intangibles	100,205	24,572	124,777
Other assets	74	834	908
Accounts payable and accrued liabilities	(383)	(4,257)	(4,640)
Provision for other liabilities	—	(604)	(604)
Lease liabilities	(4,328)	(436)	(4,764)
Fair value of identifiable net assets	110,353	19,702	130,055
Goodwill on acquisition	149,181	50,086	199,267
Total acquired cost	259,534	69,788	329,322

Cash consideration	112,148	51,983	164,131
Share consideration	—	1,500	1,500
Redeemable share units	22,996	6,817	29,813
Contribution by non-controlling interest	3,049	—	3,049
Provision for other liabilities	121,341	9,488	130,829
	259,534	69,788	329,322
The businesses acquired in 2022 contributed revenue of $11,574 and net income of $2,946 to CI for the six-month period ended June 30, 2022. If the acquisitions had occurred on January 1, 2022, the consolidated pro-forma revenue and net income for the six-month period ended June 30, 2022 would have been $1,216,350 and $299,008, respectively.
Included in intangibles are fund administration contracts with a fair value of $124,777 with a finite life of 12 years. Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. CI expects to generate cost synergies from bringing together the acquired companies under a common platform. Such synergies identified include referring clients amongst each other and cross border between the U.S. and Canada; cost synergies through

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

rationalization of duplicated functions; and scale efficiencies in things such as supply contract negotiation as the acquired companies become part of the much larger collective of CI. Goodwill of $149,181 for the U.S. RIAs is deductible for income taxes.
The acquisition agreements provided for deferred and contingent consideration payable. Deferred consideration payable of $73,324 is due within 180 days to 1 year from the date of acquisition. Contingent consideration of $57,505 is payable in cash within one to 3 years from the date of acquisition, if certain financial targets are met based on EBITDA or revenue. Certain acquisition agreements also provided for contingent consideration, payable in one to 3 years from the date of acquisition, that is recorded as compensation and included in selling, general and administrative expenses. Details of the amount recorded are described in Note 4.
The purchase price allocations are considered to be preliminary and are subject to adjustments during the measurement period, which will not exceed twelve months from the acquisition date, as CI completes its estimation of the fair values of assets acquired and liabilities assumed, including the valuation of intangible assets.
[B] Acquisitions - year ended December 31, 2021
During the year ended December 31, 2021, CI completed the acquisition of controlling interests in the following Canadian and U.S. investment advisory firms, included in the Canadian and U.S. wealth management segments:
Canada Wealth Management
•Stonegate Services Halifax
•CIPW Advisory Inc.
U.S. Wealth Management
•Segall Bryant & Hamill, LLC
•Barrett Asset Management, LLC
•Brightworth, LLC
•Dowling & Yahnke, LLC
•Radnor Financial Advisors
•Portola Partners Group
•Budros, Ruhlin & Roe, Inc.
•Matrix Capital Advisors, LLC
•McCutchen Group LLC
•Odyssey Wealth Management, LLC
•Regent Atlantic Capital, LLC
•Gofen and Glossberg, LLC
•R.H. Bluestein & Co.
•Columbia Pacific Wealth Management

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

The acquisitions are accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction, and are included in the U.S. wealth management segment.
Asset Management:
Lawrence Park Asset Management
On May 1, 2021, CI completed the acquisition of the remaining interest in Lawrence Park Asset Management [“LPAM”], an alternative fixed-income investment firm. LPAM is included in the asset management segment. Effective July 1, 2021, LPAM amalgamated with CI Investments.
[C] Net Assets Acquired - year ended December 31, 2021
Details of the net assets acquired during the year ended December 31, 2021, at fair value, are as follows:

	U.S. Wealth Management	Canadian Wealth Management	Asset Management	Total
	$	$	$	$
Cash and cash equivalents	36,640	883	145	37,668
Accounts receivable and prepaid expenses	51,487	381	292	52,160
Capital assets	10,921	123	68	11,112
Right-of-use assets	57,340	154	—	57,494
Deferred tax	—	(6,585)	(1,344)	(7,929)
Intangibles	714,013	27,655	5,041	746,709
Other assets	854	20	24	898
Accounts payable and accrued liabilities	(102,859)	(1,655)	(233)	(104,747)
Long-term debt	(236,964)	—	—	(236,964)
Lease liabilities	(57,340)	(154)	—	(57,494)
Fair value of identifiable net assets	474,092	20,822	3,993	498,907
Non-controlling interest	5,700	5,022	—	10,722
Acquisition date fair value of initial interest	—	—	(2,016)	(2,016)
Goodwill on acquisition	1,144,182	54,340	2,463	1,200,985
Total acquired cost	1,623,974	80,184	4,440	1,708,598

Cash consideration	962,212	6,605	3,440	972,257
Share consideration	26,088	36,649	1,000	63,737
Provision for other liabilities	635,674	36,930	—	672,604
	1,623,974	80,184	4,440	1,708,598
The businesses acquired in 2021 contributed revenue of $165,837 and net income of $36,913 to CI for the year ended December 31, 2021. If the acquisitions had occurred on January 1, 2021, the consolidated pro-forma revenue and net income for the year ended December 31, 2021 would have been $2,999,089 and $472,694, respectively.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Included in intangibles are fund contracts with a fair value of $718,531 with a finite life of 12 years, indefinite-life fund management contracts of $27,807 and other intangibles of $371. Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. CI expects to generate cost synergies from bringing together the U.S. RIAs under a common platform. Such synergies identified include referring clients amongst U.S. RIAs and cross border between the U.S. and Canada; cost synergies through rationalization of duplicated functions; and scale efficiencies in things such as supply contract negotiation as the U.S. RIAs become part of the much larger collective of CI. Goodwill of $1,144,182 for the U.S. RIAs is deductible for income taxes.
The acquisition agreements provided for deferred and contingent consideration payable. Deferred consideration payable of $542,505, including put options payable of $279,896, is due within one to four years from the date of acquisition. The put options represent the fair value of embedded options to exchange minority interests for cash or redeemable instruments in a subsidiary of CI, subject to specific terms as described in Note 5. Contingent consideration of $130,099 is payable in cash within one to four years from the date of acquisition, if certain financial targets are met based on EBITDA or revenue. Certain acquisition agreements also provided for contingent consideration, payable in two to three years from the date of acquisition, that is recorded as compensation and included in selling, general and administrative expenses. Details of the amount recorded are described in Note 4.
Non-controlling interests are measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date.
Certain purchase price allocations are considered to be preliminary and are subject to adjustments during the measurement period, which will not exceed twelve months from the acquisition date, as CI completes its estimation of the fair values of assets acquired and liabilities assumed, including the valuation of intangible assets.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

3.LONG-TERM DEBT
Long-term debt consists of the following:

				As at	As at
				June 30, 2022	December 31, 2021
				$	$
Credit facility
Banker’s acceptances				165,000	297,500
Fiduciary Network, LLC			December 15, 2024	149,573	146,986
				314,573	444,486
Debenture principal amount	Interest rate	Issued date	Maturity date
$301 million	3.215%	July 22, 2019	July 22, 2024	300,447	300,257
$450 million	3.759%	May 26, 2020	May 26, 2025	448,481	448,278
$250 million	3.904%	September 27, 2017	September 27, 2027	249,104	249,032
$960 million USD	3.200%	December 17, 2020	December 17, 2030	1,229,282	1,207,689
$900 million USD	4.100%	June 2, 2021	June 15, 2051	1,146,226	1,126,296
				3,373,540	3,331,552
Long-term debt				3,688,113	3,776,038
Current portion of long-term debt				314,573	444,486
CREDIT FACILITY
CI maintains a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on May 27, 2024. The terms of the credit facility were amended on May 27, 2022. CI is within its financial covenants with respect to its credit facility, which require that the funded debt to annualized EBITDA ratio remain below 4.0:1 and that CI’s assets under management not fall below $85 billion at any time. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.
DEBENTURES AND NOTES
Redemptions:
On January 18, 2021, CI redeemed the $200,000 principal amount of debentures due November 25, 2021 [the “2021 Debentures”] at an average price of $101.903, and recorded a loss of $3,805, included in other expenses. On February 19, 2021, CI redeemed the $325,000 principal amount of debentures due July 20, 2023 at an average price of $107.002 and recorded a loss of $22,755, included in other expenses.
In connection with the redemption of the 2021 Debentures, on January 18, 2021, CI terminated the interest swap agreement previously entered into on February 2, 2017 and realized a gain of $1,865, included in other expenses.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

During the year ended December 31, 2021, CI repurchased $48,567 principal amount of debentures due July 22, 2024 at an average price of $104.458 and recorded a loss of $2,165, included in other expenses.
LOANS PAYABLE
In connection with an acquisition, on December 30, 2021, CI assumed a loan agreement of $116,200 USD ($146,986 CAD), maturing on December 15, 2024. The loan bears interest at a fixed amount of $1,258 USD on a quarterly basis. As the lender can terminate the loan on either December 15, 2022 or December 15, 2023, the loan payable has been included in the current portion of long-term debt as at June 30, 2022.
4. PROVISIONS AND OTHER FINANCIAL LIABILITIES
CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.
CI has made provisions based on current information and the probable resolution of such claims, proceedings and investigations, as well as severance and amounts payable in connection with business acquisitions. The movement in provisions and other financial liabilities during the six-month period ended June 30, 2022 and the year ended December 31, 2021, are as follows:

	Provisions	Acquisition liabilities	Provisions	Acquisition liabilities
	June 30, 2022	June 30, 2022	December 31, 2021	December 31, 2021
	$	$	$	$
Provisions and other financial liabilities, beginning of period	41,259	910,814	46,181	337,371
Additions	1,835	131,550	23,478	743,426
Amounts used	(6,706)	(428,092)	(28,390)	(324,272)
Amounts reversed	(52)	(15,402)	(10)	(1,842)
Fair value change - acquisition liabilities	—	(68,737)	—	157,102
Translation - acquisition liabilities	—	3,007	—	(971)
Provisions and other financial liabilities, end of period	36,336	533,140	41,259	910,814
Current portion of provisions and other financial liabilities	3,795	317,267	6,942	565,490

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

ACQUISITION-RELATED LIABILITIES
Included in provisions and other financial liabilities in connection with business acquisitions are:

	As at	As at
	June 30, 2022	December 31, 2021
Deferred consideration	156,963	136,053
Fair value of contingent consideration	323,312	346,894
Fair value of put arrangements	52,865	427,867
Total acquisition liabilities	533,140	910,814
Deferred consideration represents guaranteed deferred payments on acquisitions and typically settle in 90 to 270 days.
Contingent consideration represents the estimated fair value of earn-out payments tied to the acquired companies exceeding certain predefined financial metrics, and is revalued on a quarterly basis. During the three and six-month period ended June 30, 2022, compensation expense of $670 and $3,152, respectively [three and six-month period ended June 30, 2021 – $939] is included in provisions and other financial liabilities and selling, general and administrative expenses.
The total maximum potential payout of contingent earn-out arrangements as stipulated in the respective purchase agreements was $776,660 as at June 30, 2022 [December 31, 2021 – $715,105].
Put options represent the fair value of embedded options in the acquisition purchase agreements to exchange minority interests for cash, subject to specific terms, and are revalued on a quarterly basis.
The majority of put options payable as at December 31, 2021 were satisfied with the issuance of redeemable instruments in one of CI’s subsidiaries in January 2022 as disclosed in Note 5.
Included in total acquisition liabilities are foreign translation adjustments since the date of the acquisitions. Fair value adjustments to the acquisition liabilities are included in the change in fair value of contingent consideration.
During the six-month period ended June 30, 2022, CI paid cash of $56,914 to settle acquisition liabilities.
LITIGATION AND RESTRUCTURING
CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.
CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the three and six-month period ended June 30, 2022 and 2021, no insurance proceeds were received related to the settlement of legal claims.
During the six-month period ended June 30, 2022, CI recorded provisions of $1,835 for legal and severance [December 31,

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

2021 – $23,478]. As at June 30, 2022, a provision of $36,336 remains [December 31, 2021 – $41,259].
5. REDEEMABLE NON-CONTROLLING INTERESTS
On January 1, 2022, CI established CIPW to serve as the holding entity for its U.S. wealth management acquisitions. CIPW acquired the remaining stakes in the wealth management businesses it did not fully own in exchange for an interest in CIPW. In addition, certain former owners of its U.S. wealth management acquisitions and others invested cash in CIPW in exchange for redeemable units of CIPW (“CIPW units”). In certain cases, bridge financing was provided to purchase units, which are full recourse loans with customary interest rates which are expected to be fully transferred to a third party institution later in 2022. As at June 30, 2022, loans of $79,549 ($61,800 USD) are outstanding and included in other assets. CI also settled a contingent consideration obligation in CIPW units. Lastly, CI granted restricted redeemable units of CIPW to certain employees, subject to vesting provisions while still employed. The CIPW units can only be sold to CI.
On April 1, 2022, CI established CI Private Wealth Canada LTD (“CIPW Canada”) to serve as a holding entity for a portion of its Canada wealth management acquisitions. CIPW Canada issued units of CIPW Canada to former owners in Northwood as part of the acquisition consideration.
Under the terms of the unit agreement underlying CIPW and CIPW Canada [together “the Company”], only employees can hold the units while employed which can only be sold to the Company based on a predefined valuation formula, which serves as a proxy for fair value of the unit. In addition, if a unitholder leaves or retires before December 2024 for CIPW and March 2025 for CIPW Canada (the “Vesting Periods”), they receive the lower of their purchase price or fair market value. Due to these conditions, the units are considered cash settled awards granted to employees, and compensation expense for the excess of the formula price over the price paid by employees is recognized over the Vesting Period and is included in selling, general and administrative expenses.
The Company recorded an expense related to the accrual of distributions of earnings payable to the unit holders as of June 30, 2022 which is included in selling, general and administrative expenses.
A summary of the compensation expense (recovery) and distributions recorded during the three and six-month period ended June 30, 2022 is as follows:

	3 months ended	6 months ended
	June 30, 2022	June 30, 2022
Recognition of compensation expense (recovery) of vested units	(3,419)	506
Distributions	6,609	16,249
Total	3,190	16,756

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI’s liability related to CIPW and CIPW Canada units is as follows:

As of
June 30, 2022
Settlement of December 31, 2021 put options payable	364,594
Subscriptions for units	202,755
Settlement of contingent consideration	15,728
Recognition of compensation expense of vested units	506
Distribution payable	847
Translation	13,700
Balance, June 30, 2022 including CIPW - $459,209 USD	598,130

Unrecognized compensation expense based on June 30, 2022 formula price	2,891
6.SHARE CAPITAL
A summary of the changes to CI’s share capital for the period is as follows:
[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2020	210,358	1,867,997
Issuance for acquisition of subsidiaries, net of issuance costs	3,712	78,916
Issuance of share capital for equity-based plans, net of tax	799	10,825
Share repurchases, net of tax	(17,447)	(147,585)
Common shares, balance, December 31, 2021	197,422	1,810,153
Issuance of share capital on exercise of share options	1	8
Issuance of share capital for equity-based plans, net of tax	49	680
Share repurchases, net of tax	(4,485)	(33,334)
Common shares, balance, March 31, 2022	192,987	1,777,507
Issuance for acquisition of subsidiaries, net of issuance costs	74	1,500
Issuance of share capital for equity-based plans, net of tax	18	294
Share repurchases, net of tax	(4,041)	(36,925)
Common shares, balance, June 30, 2022	189,038	1,742,376
[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI has an employee incentive share option plan. The maximum number of shares that may be issued under the Share Option Plan is 14,000 thousand shares. As at June 30, 2022, there are 551 thousand shares [December 31, 2021 – 811 thousand shares] reserved for issuance on exercise of share options. These options vest over periods of up to five years, may be exercised at prices ranging from $18.99 to $28.67 per share and expire at dates up to 2029. During the three and six-month period ended June 30, 2022, CI credited contributed surplus for $48 and $96, respectively, related to compensation expense recognized for the options [three and six-month period ended June 30, 2021 – $47 and $145, respectively] .
A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2020	2,606	26.38
Options exercisable, December 31, 2020	2,020	28.44
Options exercised	(3)	27.44
Options cancelled	(1,792)	28.41
Options outstanding, December 31, 2021	811	21.88
Options exercisable, December 31, 2021	274	27.53
Options exercised	(3)	18.99
Options cancelled	(255)	27.40
Options outstanding, March 31, 2022	552	19.34
Options exercisable, March 31, 2022	150	20.28
Options cancelled	(1)	18.99
Options outstanding, June 30, 2022	551	19.34
Options exercisable, June 30, 2022	149	20.29
Options outstanding and exercisable as at June 30, 2022 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	531	6.7	129
28.67	20	0.7	20
18.99 to 28.67	551	6.5	149
[C] RESTRICTED SHARE UNITS
CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

A summary of the changes in the RSU Plan is as follows:

Number of RSUs [in thousands]	2022	2021
RSUs outstanding, beginning of year	1,437	504
Granted, excluding dividends	1,446	1,783
Granted, dividends	75	58
Exercised	(21)	(849)
Forfeited	(90)	(59)
RSUs outstanding, end of period	2,847	1,437
During the three and six-month period ended June 30, 2022, CI credited contributed surplus for $6,277 and $10,765, respectively, related to compensation expense recognized for the RSUs [three and six-month period ended June 30, 2021 – $6,588 and $9,523, respectively].
CI uses a trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.
[D] DEFERRED SHARE UNITS
The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.
During three and six-month period ended June 30, 2022, 7 thousand and 17 thousand DSUs were granted, respectively, and nil DSUs were exercised [three and six-month period ended June 30, 2021 – 4 thousand and 7 thousand DSUs granted, respectively, and nil exercised]. An expense recovery of $257 and $374 was recorded during the three and six-month period ended June 30, 2022 [three and six-month period ended June 30, 2021 – an expense of $260 and $388, respectively]. As at June 30, 2022, included in accounts payable and accrued liabilities is an accrual of $1,128 for amounts to be paid under the DSU Plan [December 31, 2021 – $1,245].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

[E] BASIC AND DILUTED EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per common share for the three and six-month period ended June 30:

	3 months ended	6 months ended	3 months ended	6 months ended
[in thousands]	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2021
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$156,211	$294,357	$117,620	$241,795

Denominator:
Weighted average number of common shares - basic	191,152	193,618	203,040	205,246
Weighted average effect of dilutive stock options and RSU awards (*)	684	735	2,456	1,921
Weighted average number of common shares - diluted	191,836	194,353	205,496	207,167

Net earnings per common share attributable to shareholders
Basic	$0.82	$1.52	$0.58	$1.18
Diluted	$0.81	$1.51	$0.57	$1.17
(*) The determination of the weighted average number of common shares - diluted excludes 551 and 158 thousand shares related to stock options that were anti-dilutive for the three and six-month period ended June 30, 2022 , respectively [three and six-month period ended June 30, 2021 - 382 and 1,388 thousand shares, respectively].

[F] MAXIMUM SHARE DILUTION
The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at July 31, 2022:

[in thousands]
Shares outstanding at July 31, 2022	188,914
Options to purchase shares	551
RSU awards	2,842
192,307

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

7.DIVIDENDS
The following dividends were paid by CI during the three and six-month period ended June 30, 2022:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2021	January 14, 2022	0.18	35,511
Paid during the three-month period ended March 31, 2022			35,511
March 31, 2022	April 15, 2022	0.18	34,748
Paid during the three-month period ended June 30, 2022			34,748
Paid during the six-month period ended June 30, 2022			70,259
The following dividends were declared but not paid during the three-month period ended June 30, 2022:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
June 30, 2022	July 15, 2022	0.18	34,027
September 30, 2022	October 14, 2022	0.18	34,027
Declared and accrued as at June 30, 2022			68,054
The following dividends were paid by CI during the three and six-month period ended June 30, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2020	January 15, 2021	0.18	37,869
Paid during the three-month period ended March 31, 2021			37,869
March 31, 2021	April 15, 2021	0.18	36,728
Paid during the three-month period ended June 30, 2021			36,728
Paid during the six-month period ended June 30, 2021			74,597

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

8.FINANCIAL INSTRUMENTS
The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	June 30, 2022	December 31, 2021
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	154,844	230,779
Investments	37,981	131,772
Other assets	32,841	48,560
Amortized cost
Client and trust funds on deposit	1,462,148	1,199,904
Accounts receivable	211,572	242,154
Other assets	138,322	59,172
Total financial assets	2,037,708	1,912,341

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	376,177	774,761
Amortized cost
Accounts payable and accrued liabilities	273,236	351,495
Provisions for other liabilities	193,299	177,312
Dividends payable	68,054	71,072
Client and trust funds payable	1,467,614	1,202,079
Long-term debt	3,688,113	3,776,038
Total financial liabilities	6,066,493	6,352,757
CI’s investments as at June 30, 2022 and December 31, 2021 include CI’s marketable securities, which comprise of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at June 30, 2022, also include securities owned, at market, consisting of money market and equity securities. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. There have been no transfers between Level 1, Level 2 and Level 3 during the period [Year ended December 31, 2021 – a Level 3 investment of $202 was transferred to Level 1].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Investments consist of the following as at June 30, 2022:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	18,116	14,461	—	3,655
Securities owned, at market	19,865	19,865	—	—
Total investments	37,981	34,326	—	3,655
Investments consist of the following as at December 31, 2021:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	116,879	33,278	79,946	3,655
Securities owned, at market	14,893	14,893	—	—
Total investments	131,772	48,171	79,946	3,655
Included in other assets are long-term private equity strategic investments of $34 [December 31, 2021 – $202] valued using Level 1 inputs and $32,807 [December 31, 2021 – $48,358] valued using Level 3 inputs.
Included in provisions and other financial liabilities as at June 30, 2022 is put options payable on non-controlling interests of $52,865 [December 31, 2021 – $427,867] and contingent consideration payable of $323,312 [December 31, 2021 – $346,894]. The fair value of the put option payable and contingent consideration payable was determined using a combination of the discounted cash flow or earnings multiple methods, and Monte-Carlo simulations, which are based on significant inputs that are considered Level 3 inputs. This approach also included assumptions regarding the timing in which the minority shareholders will require CI to purchase these non-controlling interests.
Long-term debt as at June 30, 2022 includes debentures with a fair value of $2,684,998 [December 31, 2021 – $3,520,159], as determined by quoted market prices, which have been classified as Level 2 in the fair value hierarchy.
9.    CAPITAL MANAGEMENT
CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations. CI’s capital comprises shareholders’ equity and long-term debt (including the current portion of long-term debt).
CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at June 30, 2022, cash and cash equivalents of $19,138 [December 31, 2021 – $21,695] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at June 30, 2022 and December 31, 2021, CI met its capital requirements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI’s capital consists of the following:

	As at	As at
	June 30, 2022	December 31, 2021
	$	$
Shareholders’ equity	1,692,939	1,588,517
Long-term debt	3,688,113	3,776,038
Total capital	5,381,052	5,364,555
10.SEGMENTED INFORMATION
Effective January 1, 2022, CI has changed its reporting to three reportable segments: Asset Management, Canada Wealth Management and U.S. Wealth Management. Previously, the Canada Wealth Management and the U.S. Wealth Management were combined in a single segment. This change was a result of the establishment of CIPW and a change in how management evaluates CI’s business and allocates resources. Prior period amounts have been restated to conform to the new segment disclosures for comparative purposes.
•The Asset Management segment includes the results of our asset management business in Canada, which operates under the brand CI Global Asset Management in addition to our asset management business in Australia.
•The Canada Wealth Management segment includes the results of our wealth management operations in Canada which operate under the brands Assante Wealth Management, CI Private Counsel, CI Investment Services, CI Direct Investing, Aligned Capital and Northwood.
•The U.S. Wealth Management segment comprises 24 wealth management businesses which operate under the brand CI Private Wealth in addition to 3 strategic investments in alternative platforms.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the three-month period ended June 30, 2022 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations & non-segmented items	Total
	$	$	$	$	$
Asset management fees	408,912	—	—	(4,633)	404,279
Trailer fees and deferred sales commissions	(131,936)	—	—	7,984	(123,952)
Net asset management fees	276,976	—	—	3,351	280,327
Canada wealth management fees	—	175,594	—	(45,491)	130,103
U.S. wealth management fees	—	—	168,949	—	168,949
Other revenue	5,567	21,343	4,502	(10,202)	21,210
Foreign exchange losses	(32,814)	(33)	(17)	—	(32,864)
Other losses	(1,069)	—	—	—	(1,069)
Total net revenues	248,660	196,904	173,434	(52,342)	566,656

Selling, general and administrative	97,310	45,515	112,841	(16,145)	239,521
Advisor and dealer fees	—	135,908	—	(36,197)	99,711
Interest and lease finance	1,013	(148)	555	34,815	36,235
Amortization and depreciation	4,996	2,775	4,138	—	11,909
Amortization of intangible assets from acquisitions	610	2,083	24,743	—	27,436
Transaction, integration, restructuring and legal settlements	2,260	354	1,973	—	4,587
Change in fair value of contingent consideration	(3,884)	(578)	(70,515)	—	(74,977)
Other expenses	(20)	2,562	688	—	3,230
Total expenses	102,285	188,471	74,423	(17,527)	347,652

Income before income taxes	146,375	8,433	99,011	(34,815)	219,004
Provision for income taxes					60,736
Net income for the period					158,268

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the three-month period ended June 30, 2021 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations & non-segmented items	Total
	$	$	$	$	$
Asset management fees	445,541	—	—	(4,402)	441,139
Trailer fees and deferred sales commissions	(146,260)	—	—	8,575	(137,685)
Net asset management fees	299,281	—	—	4,173	303,454
Canada wealth management fees	—	166,548	—	(46,647)	119,901
U.S. wealth management fees	—	—	71,400	—	71,400
Other revenue	12,164	13,894	932	(9,008)	17,982
Foreign exchange gains	1,204	655	6,315	—	8,174
Other gains	3,830	—	—	—	3,830
Total net revenues	316,479	181,097	78,647	(51,482)	524,741

Selling, general and administrative	104,895	35,691	46,899	(13,549)	173,936
Advisor and dealer fees	—	131,344	—	(37,932)	93,412
Interest and lease finance	558	77	240	23,374	24,249
Amortization and depreciation	5,490	2,529	1,683	—	9,702
Amortization of intangible assets from acquisitions	576	1,280	9,813	—	11,669
Transaction, integration, restructuring and legal settlements	14,622	18	2,903	—	17,543
Change in fair value of contingent consideration	10,044	—	12,366	—	22,410
Other expenses	197	1,328	3,521	212	5,258
Total expenses	136,382	172,267	77,425	(27,895)	358,179

Income before income taxes	180,097	8,830	1,222	(23,587)	166,562
Provision for income taxes					48,150
Net income for the period					118,412

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the six-month period ended June 30, 2022 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations & non-segmented items	Total
	$	$	$	$	$
Asset management fees	851,411	—	—	(9,509)	841,902
Trailer fees and deferred sales commissions	(275,837)	—	—	16,596	(259,241)
Net asset management fees	575,574	—	—	7,087	582,661
Canada wealth management fees	—	361,311	—	(92,962)	268,349
U.S. wealth management fees	—	—	333,427	—	333,427
Other revenue	15,745	38,455	9,264	(20,608)	42,856
Foreign exchange losses	(21,416)	29	(8)	—	(21,395)
Other losses	(5,483)	—	(10)	—	(5,493)
Total net revenues	564,420	399,795	342,673	(106,483)	1,200,405

Selling, general and administrative	194,093	86,943	249,697	(31,579)	499,154
Advisor and dealer fees	—	281,523	—	(74,904)	206,619
Interest and lease finance	2,043	62	1,066	68,940	72,111
Amortization and depreciation	9,989	5,241	8,055	—	23,285
Amortization of intangible assets from acquisitions	1,220	3,654	46,645	—	51,519
Transaction, integration, restructuring and legal settlements	1,343	1,189	5,855	—	8,387
Change in fair value of contingent consideration	136	(578)	(71,447)	—	(71,889)
Other expenses	(40)	5,437	1,059	—	6,456
Total expenses	208,784	383,471	240,930	(37,543)	795,642

Income before income taxes	355,636	16,324	101,743	(68,940)	404,763
Provision for income taxes					108,988
Net income for the period					295,775

Indefinite life intangibles
Goodwill	1,311,571	358,670	1,786,209	—	3,456,450
Fund contracts	1,771,520	—	24,283	—	1,795,803
Total indefinite-life intangibles	3,083,091	358,670	1,810,492	—	5,252,253

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the six-month period ended June 30, 2021 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations & non-segmented items	Total
	$	$	$	$	$
Asset management fees	874,789	—	—	(8,528)	866,261
Trailer fees and deferred sales commissions	(287,353)	—	—	16,968	(270,385)
Net asset management fees	587,436	—	—	8,440	595,876
Canada wealth management fees	—	330,958	—	(91,487)	239,471
U.S. wealth management fees	—	—	116,088	—	116,088
Other revenue	32,968	27,781	1,481	(17,564)	44,666
Foreign exchange gains	9,427	1,889	17,059	—	28,375
Other gains	8,044	—	(78)	—	7,966
Total net revenues	637,875	360,628	134,550	(100,611)	1,032,442

Selling, general and administrative	207,731	70,264	74,190	(26,361)	325,824
Advisor and dealer fees	—	262,753	—	(74,250)	188,503
Interest and lease finance	1,143	147	327	43,954	45,571
Amortization and depreciation	12,174	4,887	2,670	—	19,731
Amortization of intangible assets from acquisitions	1,086	2,301	17,836	—	21,223
Transaction, integration, restructuring and legal settlements	14,760	559	3,078	—	18,397
Change in fair value of contingent consideration	10,043	—	34,576	—	44,619
Other expenses	514	9,779	4,650	24,920	39,863
Total expenses	247,451	350,690	137,327	(31,737)	703,731

Income (loss) before income taxes	390,424	9,938	(2,777)	(68,874)	328,711
Provision for income taxes	—	—	—	—	85,511
Net income for the period					243,200

As at December 31, 2021
Indefinite life intangibles
Goodwill	1,312,543	308,553	1,634,845	—	3,255,941
Fund contracts	1,774,050	—	28,617	—	1,802,667
Total indefinite-life intangibles	3,086,593	308,553	1,663,462	—	5,058,608

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Geographic segment information:

	3 months ended	6 months ended	3 months ended	6 months ended
	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2021
Revenue from external customers	$	$	$	$
Canada	501,373	1,090,109	567,928	1,129,799
United States	176,654	347,440	79,527	136,631
Australia	12,581	22,097	14,971	36,397
Total	690,608	1,459,646	662,426	1,302,827

	As at	As at
	June 30, 2022	December 31, 2021
Non-current assets	$	$
Canada	3,711,091	3,669,613
United States	3,332,640	3,039,774
Australia	108,529	111,069
Hong Kong	—	71
Total	7,152,260	6,820,527
11. AMORTIZATION AND DEPRECIATION
The following table provides details of amortization and depreciation:

	3 months ended	6 months ended	3 months ended	6 months ended
	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2021
	$	$	$	$
Depreciation of capital assets	3,134	6,129	3,216	6,360
Depreciation of right-of-use assets	5,183	10,289	3,498	6,538
Amortization of intangibles	30,579	57,489	14,254	26,214
Amortization of debenture transaction costs	449	897	403	1,842
Total amortization and depreciation	39,345	74,804	21,371	40,954
12.    CHANGE IN FUNCTIONAL CURRENCY
Effective January 1, 2022, the functional currency of all companies within the U.S. Wealth management segment is now the U.S. dollar. Prior to this date, the functional currency of the parent company owning the U.S. RIA’s was considered to be the Canadian dollar. Due to the recent reorganization and formation of CIPW, the operations are considered distinct and independent of the Canadian business. The foreign currency translation previously recorded in the consolidated statement of income will now be recorded in the consolidated statement of other comprehensive income.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

13.    COMPARATIVE FIGURES
Effective January 1, 2022, CI has changed the presentation of the statement of income and comprehensive income to provide users of the financial statements more information to analyze CI’s revenue and expenses. These changes were applied retrospectively to the prior year.